                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                The Limited, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   532716 10 7
                   ------------------------------------------
                                 (CUSIP Number)


 Timothy J. Alvino, Dewey Ballantine, 1301 Avenue of the Americas, New York, NY
                            10019-6092, 212-259-6430
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 3, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT / /. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.    532716 10 7                                       PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bella Wexner
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
             Not Applicable
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)        / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
     NUMBER OF
      SHARES                   5,142,514
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
       EACH
     REPORTING                  5,740,852
      PERSON
       WITH        -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                 616,778

                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                               10,266,588
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,883,366
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

             Not Applicable
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 of 5
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                                THE LIMITED, INC.

                                  SCHEDULE 13D


            This Amendment No. 1 to the Schedule 13D of Bella Wexner (the "Reporting Person") dated April 22, 1996 (the "Schedule 13D") in respect of the Common Stock, par value $.50 per share ("Common Stock"), of The Limited, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D as indicated below.

            Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 2. INTEREST IN SECURITIES OF THE ISSUER.

            Item 2(c) is hereby amended to read in its entirety as follows:

            (c)   Present principal occupation:  Retired.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) is hereby amended to read in its entirety as follows:

            (a) The Reporting Person beneficially owns 10,883,366 shares of common stock, which represents approximately 4.0% of the issued and outstanding shares of common stock.


            The first paragraph of Item 5(b) is hereby amended to read in its entirety as follows:

            (b) The number of shares of Common Stock beneficially owned by the Reporting Person is as follows:


                                Page 3 of 5 Pages

Sole power to vote or
to direct the vote:                  5,142,514

Shared power to vote or
to direct the vote:                  5,740,852(1)

Sole power to dispose or
to direct the disposition:             616,778

Shared power to dispose or
to direct the disposition:          10,266,588(1)(2)


            Item 5(c) is hereby amended to read in its entirety as follows:

            (c) The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.


            Item 5(e) is hereby amended to read in its entirety as follows:

            (e) On April 3, 1997 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



--------
         (1) Includes 5,740,852 shares of Common Stock held by The Bella Wexner 1996 Charitable Remainder Unitrust (the "Unitrust"). Power to vote or to direct the vote and power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Susan Wexner, as trustees of the Unitrust. Susan Wexner disclaims beneficial ownership of such shares held by the Unitrust.

         (2) Includes 4,525,736 shares held by the Reporting Person. Power to dispose or to direct the disposition of such shares may be deemed to be shared by the Reporting Person and Susan Wexner. Susan Wexner disclaims beneficial ownership of such shares.


                                Page 4 of 5 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1997




                                             /s/Bella Wexner
                                             -----------------------------------
                                                  Bella Wexner


                                Page 5 of 5 Pages